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Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended March 31
	2002	2001
Net income	$212	$120

Weighted average shares outstanding for calculating basic earnings per share	6,093	5,342
Options	—	—

Total shares for calculating diluted earnings per share	6,093	5,342

Basic earnings per share	$0.03	$0.02

Diluted earnings per share	$0.03	$0.02

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Exhibit 11
Computation of Basic and Diluted Earnings Per Share